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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Leenhouts    .                     Nelson                   B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

62 Woodbury Place
--------------------------------------------------------------------------------
                                    (Street)

Rochester                               NY              14618
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Home Properties of New York, Inc. (HME)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

March 31, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

February 27, 2003
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |x|  Director                             |_|  10% Owner
     |x|  Officer (give title below)           |_|  Other (specify below)

     President and Co-Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |x|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================









                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
 Par value $.01             02/04/03                 G        V      2           A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
 Par value $.01             02/27/03                 A               16,000      A               81,260         D
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Units of Limited
Partnership  (1)     *                 *    *    *     *      *        *        *         *       *       219       D
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited
Partnership  (1)     *                 *    *    *     *      *        *        *         *       *       4,005     I Leenhouts
                                                                                                                    Ventures(2)
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited
Partnership  (1)     *                 *    *    *     *      *        *        *         *       *       214,688   I Home Leasing
                                                                                                                        (3)
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited
Partnership  (1)     *                 *    *    *     *      *        *        *         *       *       50,000    I Spouse(4)
-----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $20.50  *                 *     *   *     *      *        *        *         *       *       1,468     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $26.50  *                 *     *   *     *      *        *        *         *       *       15,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $25.125 *                 *     *   *     *      *        *        *         *       *       6,000     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $27.125 *                 *     *   *     *      *        *        *         *       *       50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $31.375 *                 *     *   *     *      *        *        *         *       *       50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $30.15  *                 *     *   *     *      *        *        *         *       *       50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $34.65  *                 *     *   *     *      *        *        *         *       *       50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Phantom Stock                                                                   Common
Unit         1-for-1 02/27/03          A         150(5)       (6)      (6)      Stock     150   $30.7514  7,732(6)  D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

* Previously Reported.

(1) Units of Limited Partnership interests in Home Properties of New York, L.P. a New York limited partnership of which the Issuer is the general partner. The Reporting Person has the right to redeem for shares of Common Stock at the rate of one unit for one share of common stock or cash, at the option of the Issuer.

(2) Nelson Leenhouts is a general partner of Leenhouts Ventures. Represents his proportionate interest in that entity.

(3) Nelson Leenhouts is a director, shareholder and President of Home Leasing Corporation. Represents his proportionate interest in that entity.

(4) The Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(5) Represents phantom stock units accrued to the Reporting Person's account pursuant to the dividend reinvestment feature of the Issuer's Deferred Bonus Plan.

(6) The Reporting Person will be paid in the form of the Issuer's Common Stock on or about the 3rd, 5th or 10th anniversary of the deferral depending on the election of the Reporting Person.

NOTE: This amendment corrects a prior inadvertant overstatement by 3,000 shares in the total under Column 5 on Table I.


/s/ Nelson B. Leenhouts
By Ann M. McCormick attorney-in-fact                     March 31, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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